UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2003

                          GRUPO IUSACELL, S.A. de C.V.
================================================================================
                 (Translation of registrant's name into English)

                         Prol. Paseo de la Reforma 1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.
================================================================================
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports
under cover of Form 20-F or Form 40-F: Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934. Yes |X|   No |_|

Documents Furnished By the Registrant

1. Press Release of the Registrant dated September 12, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: September 15 2003             /s/ Jose Ignacio Morales Elcoro
                                    -------------------------------------
                                    Name: Jose Ignacio Morales Elcoro
                                    Title: Attorney in fact

                                    /s/ Jorge Narvaez Mazzini
                                    -------------------------------------
                                    Name: Jorge Narvaez Mazzini
                                    Title: Attorney in fact

[LOGO] IUSACELL
       Valora tu espacio                                       INVESTOR CONTACTS
                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                             Carlos J. Moctezuma
                                                      Head of Investor Relations
                                                                  5255-5109-5759
                                                carlos.moctezuma@iusacell.com.mx

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Iusacell Announcement
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Mexico City,  September 12, 2003 - Grupo Iusacell,  S.A. de C.V.  ("Iusacell" or
the "Company") [BMV: CEL, NYSE: CEL] ("Iusacell" or the "Company") announced today that on September 11, 2003, its main subsidiary, Grupo Iusacell Celular, S.A. de C.V. (Iusacell Celular) received a notice of default and acceleration (the "Notice") from a U.S. law firm representing an informal committee of beneficial owners of approximately US$77 million in aggregate principal amount, representing 51.3% of the total amount outstanding, of Iusacell Celular's 10% Senior Secured Notes due 2004 (the "2004 Notes"). The notice of default arises from Iusacell Celular's failure to make an interest payment on the 2004 Notes in the amount of US$7.5 million due on July 15, 2003. Pursuant to the Notice, the bondholders declared the entire unpaid principal balance of US$150 million and all accrued and unpaid interest, including defaulted interest, to be accelerated and immediately due and payable, pursuant to the Indenture governing the 2004 Notes.

The group of bondholders expressed their goal to establish a constructive dialogue with the new management team of the Company and of Iusacell Celular aimed to a fair outcome of a restructuring process for all stakeholders. The Company reiterated its intention to maintain the dialogue with all its creditors, including Iusacell Celular's 2004 Notes holders.

                             **********************

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

This  press  release  contains  statements  about  expected  future  events  and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.